

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2015

Via E-mail
Stephen P. Smith
Chief Executive Officer
Columbia Pipeline Partners, LP
5151 San Felipe St., Suite 2500
Houston, Texas 77056

> **Re: Columbia Pipeline Partners LP**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 12, 2015**
> **Response dated January 9, 2015**
> **File No. 333-198990**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please apply all comments below to the draft change pages submitted as correspondence on January 9, 2015.

Dilution, page 62

2. We note your response to comment 5 in our letter dated January 6, 2015. Given the complexities of your net tangible book value calculations, for the ease of your investors, please disclose the calculations of all amounts included in the dilution table. You may wish to present these calculations within footnotes to the table.

3. We note your response to comment 5 in our letter dated January 6, 2015 and have the following comments regarding the net tangible book value per common unit before the offering:

- Please tell us why your calculation does not consider the accumulated other comprehensive loss.

- Please tell us why your ownership percentage in the Columbia OpCo before the offering is 8.9% instead of the 8.6% CEG will contribute to you. In that regard, we also note that that the limited partner shares CEG will receive for their initial contribution is valued at $577.1 million, which appears to represent 8.9% of the net assets before the offering.

4. With reference to comment 7 below, please consider whether your calculation of pro forma net tangible book value will change if you determine that a pro forma adjustment for the purchase of the additional 6% interest in Columbia OpCo is needed. In doing so, please also consider whether you should include a separate line item for the decrease in net tangible book value from the purchase of the additional 6% limited partner interest in Columbia OpCo to distinguish it from the increase in net tangible book value attributable to the offering proceeds.

5. Please ensure that the amounts presented in the first paragraph on this page agree to the amounts presented in the table.

6. Please refer to the table at the top of page 63. Please revise the amount of cash effectively contributed by purchasers in this offering to reflect the gross proceeds of $800 million or tell us why you believe it is appropriate to present net proceeds.

Unaudited Pro Forma Combined Balance Sheet, page F-4

7. We note your response to comment 6 in our letter dated January 6, 2015. It is unclear to us why the use of net offering proceeds to purchase an additional 6% limited partner interest in Columbia OpCo does not require a pro forma adjustment. While we understand that there is no change in total consolidated equity, it appears that the individual equity accounts need to be adjusted for this purchase. We refer you to ASC 810-10-45-23 and the related examples. Since you are paying more than book value for the additional 6% limited partner interests, it appears that the dollar amount of noncontrolling interest will increase despite the fact that the noncontrolling interest percentage will decrease. We believe that this change should be offset to the controlling interests' equity accounts, i.e. common units held by CEG, common units held by the public and subordinated units held by CEG. Please explain how your accounting complies with ASC 810-10-45-23. If you determine that a pro forma adjustment is needed, please provide the calculation of the adjustment in your footnote and clearly

explain why the dollar value of the noncontrolling interest increases even though the noncontrolling percentage in Columbia OpCo decreases.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson for

Mara L. Ransom
Assistant Director

cc: Gillian Hobson, Esq.
        Vinson & Elkins, LLP